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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 051326

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01 | 01 | 2018___ AND ENDING ___12 | 31 | 2018___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westminster Investment Group, Inc.

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

__23 East North St.__
(No. and Street)

__New Castle__   __PA__   __16101__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__RW Group__
(Name – if individual, state last, first, middle name)

__400 Old Forge Lane, Suite 400, Kennett Square, PA 19348-1914__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets

FOR OFFICIAL USE ONLY
FEB 01 2019

RECEIVED

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _SANDRA L. BURRY_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _WESTMINSTER INVESTMENT GROUP, INC_ , as of _DECEMBER 31_ , 20 _18_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Pasquale Amabile III
Notary Public

Signature

President
Title

Sworn to and subscribed before me
this 30th day of JANUAR, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) EXEMPTION LETTER / REPORT

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WESTMINSTER INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2018

WESTMINSTER INVESTMENT GROUP, INC.
FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2018

CONTENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Westminster Investment Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Westminster Investment Group, Inc. as of December 31, 2018, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Westminster Investment Group, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Westminster Investment Group, Inc.'s management. Our responsibility is to express an opinion on Westminster Investment Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Westminster Investment Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital and aggregate indebtedness under rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Westminster Investment Group, Inc.'s financial statements. The supplemental information is the responsibility of Westminster Investment Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the computation of net capital and aggregate indebtedness under rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC

We have served as Westminster Investment Group, Inc.'s auditor since 2015.

Kennett Square, Pennsylvania
January 30, 2019

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

WESTMINSTER INVESTMENT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 19,379
Accounts Receivable	6,384
Total Assets	$ 25,763

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Liabilities	$13,134

STOCKHOLDERS' EQUITY

Common Stock, without par value; 1,000,000 shares authorized,	
One share issued and outstanding	3,000
Retained Earnings	10,379
Net Income	-750
Total Stockholders' Equity	$ 12,629
Total Liabilities and Stockholders' Equity	$ 25,763

See accompanying Notes to Financial Statements

WESTMINSTER INVESTMENT GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES

Commissions from Sales of Mutual Funds	$ 102,452
Other Income	-
Total Revenues	102,452

EXPENSES

Commissions	92,481
Legal and Accounting	7,296
Licensing, Filing Fees, and Memberships	3,389
Other Operating Expenses	36
Total Expenses	103,202
Income/(Loss) before Provision for Income Taxes	-750
Provision for Income Tax	-
Net Income/(Loss)	$ -750

See accompanying Notes to Financial Statements

WESTMINSTER INVESTMENT GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Retained Earnings	Total
Balance at December 31, 2017	$ 3,000	$10,379	$ 13,379
Net Income/(Loss)	$ -	--750	-750
Balance at December 31, 2018	$ 3,000	$ 9,629	$12,629

See accompanying Notes to Financial Statements

WESTMINSTER INVESTMENT GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIE

Net Income/(Loss)	$ -750
Changes in Assets and Liabilities:	
Accounts Receivable	- 256
Accounts Payable	1,506
Net Cash Provided by Operating Activities	500

CASH AND CASH EQUIVALENTS

Cash and Cash Equivalents at Beginning of Year	18,879
Cash and Cash Equivalents at End of Year	$ 19,379

See accompanying Notes to Financial Statements

WESTMINSTER INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1 – ORGANIZATION
Westminster Investment Group, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's activities are limited to the sale of registered investment company shares and variable annuity insurance contracts.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES
The Company uses the accrual basis of accounting. Its accounting and reporting policies are in accordance with generally accepted accounting principles and conform to the general practices within the brokerage industry. The company adopted accounting standard ASC 606, which did not have a material impact on the company. For both investment company shares and variable annuity insurance contracts, revenue is recognized at the date of the trade. For trails, both investment company shares and annuity insurance contracts, the revenue is recognized when collectible on a monthly or quarterly basis, based on the anniversary date of the investment.

NOTE 3 – NET CAPITAL REQUIREMENTS
The firm is subject to the net capital rule of the Securities and Exchange Commission. This rule requires that the firm's ratio of "aggregate indebtedness," as defined, to "net capital," as defined, not exceed 15 to 1. At December 31, 2018, the firm's ratio of aggregate indebtedness to net capital was 109.52 to 1, and net capital was $11,992 as compared to the required minimum net capital of $5,000.

NOTE 4 – EXEMPTION FROM RULE 15c3-3
During 2018, the firm limited its business activities to the purchase, sale and redemption of shares of registered investment companies. Securities of customers were not accepted for safekeeping. The company does not routinely accept customer's funds and any funds sent to the company, which consisted solely of checks payable to registered investment companies, were promptly remitted. The company is therefore exempt from the customer reserve requirements of SEC rule 15c3-3 under section (k)(1).

NOTE 5 – CASH EQUIVALENTS
The Company considers investments in liquid debt instruments with original maturity dates of less than three months as cash equivalents for purposes of the Statement of Cash Flows.

NOTE 6 - INCOME TAXES
The Company has elected to file income tax returns as a subchapter S Corporation as defined in the Internal Revenue Code. Generally, an S Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability. The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized

NOTE 6 - INCOME TAXES (Continued)

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

NOTE 7 - USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reported period. Actual results could differ from these estimates.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 30, 2019 date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

WESTMINSTER INVESTMENT GROUP, INC.
AT DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity	$ 12,629
Deductions and/or Charges	
Non-Allowable Assets	
Accounts Receivable	637
Net Capital	$ 11,992

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum Net Capital Required	$ 876
Minimum Dollar Net Capital Requirement	$ 5,000
Net Capital Requirement $	$ 5,000
Excess Net Capital	$ 6,992
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$ 5,992
Percentage of Aggregate Indebtedness to Net Capital	109.52%
Percentage of Debt to Debt-Equity Computed In Accordance with Rule 15c3-1(d)	N/A

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness Liabilities	$ 13,134
Percentage of Aggregate Indebtedness to Net Capital	109.52%

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital between this report and the corresponding computation prepared by the Company for inclusion in its unaudited Part II Focus Report as of December 31, 2018.



**Westminster
Investment**
Group, Inc.

23 East North Street
New Castle, Pennsylvania 16101
724-654-7880 • Fax 654-7855

EXEMPTION REPORT

December 31, 2018

To the best of our knowledge and belief, Westminster Investment Group, Inc. is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k) of Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(l). The company met the exemption provision in paragraph (k)(l) of Rule 15c3-3 from the period of January 1, 2018 through December 31, 2018 without exception.

Very truly yours,

/Sandra L. Burry
President



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Westminster Investment Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) Westminster Investment Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Westminster Investment Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Westminster Investment Group, Inc. stated that Westminster Investment Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Westminster Investment Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westminster Investment Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, LLC

Kennett Square, Pennsylvania
January 30, 2019

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371 8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address. Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
8*8*******1446*****************MIXED AADC 220
81326  FINRA   DEC
WESTMINSTER INVESTMENT GROUP INC
23 E NORTH ST
NEW CASTLE, PA 16101-3808
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

(REVISION) REVISED 153.68

2. A. General Assessment (item 2e from page 2) ..... $ ~~144.10~~

   B. Less payment made with SIPC-6 filed (exclude interest) ..... (79 5̸)
      7/25/18 CK# 1672
      Date Paid

   C. Less prior overpayment applied ..... (_____)

   D. Assessment balance due or (overpayment) ..... _____

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum ..... _____

   F. Total assessment balance and interest due (or overpayment carried forward) CK# 1691 $ 64 5̸

   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☐ Funds Wired ☐   ACH ☐   **(REVISED CK#1696 + 9.58)**
      Total (must be same as F above) $_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete. *22nd January, 2019*

Dated the *8th* day of *January, 2019*.

WESTMINSTER INVESTMENT Corp.
(Name of Corporation, Partnership or other organization)

Sandra L. Burry
(Authorized Signature)

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1/22/2019 *Sandra L. Burry*

7

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)   ~Revised~   Eliminate cents

$ ~96,069~

$102,452

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue. related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13.
Code 4075 plus line 2b(4) above) but not in excess
of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities
accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues   ~Revised~ $102,452   ~96,069~

2e. General Assessment @ .0015   ~Revised~ $153.68   ~144.10~

(to page 1, line 2.A.)

2